UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tesaro, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

881569 10 7

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons InterWest Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,891,701 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,891,701 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,701 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by InterWest Partners X, L.P. (“InterWest X”), InterWest Venture Management Company (“IVMC”), InterWest Management Partners X, LLC (“IMP X,” together with InterWest X and IVMC, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Khaled A. Nasr (“Nasr”) and Keval Desai (“Desai”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Nasr and Desai are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest X, and include (i) 1,871,701 shares of Common Stock and (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons InterWest Management Partners X, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,898,315 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,898,315 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,315 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, and (iii) 6,614 shares held by IMP X received as directors fees in kind. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons InterWest Venture Management Company
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,003 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,003 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by IVMC. Kliman, Oronsky and Nasr each serve as an officer and director of IVMC and share voting and dispositive power over the shares held by IVMC, and may be deemed to own beneficially the shares held by IVMC.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60 shares of Common Stock
	8.	Shared Voting Power 1,898,315 shares of Common Stock (2)
	9.	Sole Dispositive Power 60 shares of Common Stock
	10.	Shared Dispositive Power 1,898,315 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,375 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, and (iii) 6,614 shares held by IMP X received as directors fees in kind. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 332 shares of Common Stock
	8.	Shared Voting Power 1,898,315 shares of Common Stock (2)
	9.	Sole Dispositive Power 332 shares of Common Stock
	10.	Shared Dispositive Power 1,898,315 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,647 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, and (iii) 6,614 shares held by IMP X received as directors fees in kind. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 992 shares of Common Stock
	8.	Shared Voting Power 1,898,315 shares of Common Stock (2)
	9.	Sole Dispositive Power 992 shares of Common Stock
	10.	Shared Dispositive Power 1,898,315 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,899,307 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, and (iii) 6,614 shares held by IMP X received as directors fees in kind. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 shares of Common Stock
	8.	Shared Voting Power 1,899,318 shares of Common Stock (2)
	9.	Sole Dispositive Power 1,000 shares of Common Stock
	10.	Shared Dispositive Power 1,899,318 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,318 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, (iii) 6,614 shares held by IMP X received as directors fees in kind; and (iv) 1,003 shares held by IVMC. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Kliman, Oronsky and Nasr each serve as an officer and director of IVMC and share voting and dispositive power over the shares held by IVMC, and may be deemed to own beneficially the shares held by IVMC.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 360 shares of Common Stock
	8.	Shared Voting Power 1,899,318 shares of Common Stock (2)
	9.	Sole Dispositive Power 360 shares of Common Stock
	10.	Shared Dispositive Power 1,899,318 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,899,678 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, (iii) 6,614 shares held by IMP X received as directors fees in kind; and (iv) 1,003 shares held by IVMC. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Kliman, Oronsky and Nasr each serve as an officer and director of IVMC and share voting and dispositive power over the shares held by IVMC, and may be deemed to own beneficially the shares held by IVMC.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,479 shares of Common Stock
	8.	Shared Voting Power 1,899,318 shares of Common Stock (2)
	9.	Sole Dispositive Power 2,479 shares of Common Stock
	10.	Shared Dispositive Power 1,899,318 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,797 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, (iii) 6,614 shares held by IMP X received as directors fees in kind; and (iv) 1,003 shares held by IVMC. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Kliman, Oronsky and Nasr each serve as an officer and director of IVMC and share voting and dispositive power over the shares held by IVMC, and may be deemed to own beneficially the shares held by IVMC.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

CUSIP No. 881569 10 7	13D/A

1.	Name of Reporting Persons Keval Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 240 shares of Common Stock
	8.	Shared Voting Power 1,898,315 shares of Common Stock (2)
	9.	Sole Dispositive Power 240 shares of Common Stock
	10.	Shared Dispositive Power 1,898,315 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,555 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are held as follows: (i) 1,871,701 shares of Common Stock held by InterWest X, (ii) 20,000 shares of Common Stock underlying a stock option held by Oronsky (in connection with Oronsky’s service as a director of the Issuer) for the benefit of InterWest X exercisable within 60 days of the date of this filing, and (iii) 6,614 shares held by IMP X received as directors fees in kind. IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

Explanatory Note

This Amendment No. 3 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and restates the Schedule 13D/A filed with the Commission on January 23, 2015 (the “Amended Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Tesaro, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer.

Items 2, 5 and 7 of the Amended Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Amended Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 2.	Identity and Background

Schedule 1 of the Amended Schedule 13D is hereby amended and restated in its entirety by Schedule 1 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest X	1,891,701	0	1,891,701	0	1,891,701	1,891,701	4.7%
IMP X (2)	6,614	0	1,898,315	0	1,898,315	1,898,315	4.7%
IVMC (2)	1,003	0	1,003	0	1,003	1,003	0.0%
Gianos (2)	332	332	1,898,315	332	1,898,315	1,898,647	4.7%
Holmes (2)	992	992	1,898,315	992	1,898,315	1,899,307	4.7%
Kliman (2)	1,000	1,000	1,899,318	1,000	1,899,318	1,900,318	4.7%
Oronsky (2)	2,479	2,479	1,899,318	2,479	1,899,318	1,901,797	4.7%
Cleveland (2)	60	60	1,898,315	60	1,898,315	1,898,375	4.7%
Nasr (2)	360	360	1,899,318	360	1,899,318	1,899,678	4.7%
Desai (2)	240	240	1,898,315	240	1,898,315	1,898,555	4.7%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	IMP X serves as the general partner of InterWest X. Gianos, Holmes, Kliman, Oronsky and Cleveland are Managing Directors of IMP X, and Nasr and Desai are Venture Members of IMP X and share voting and dispositive power over the shares held by InterWest X, and may be deemed to own beneficially the shares held by InterWest X. Kliman, Oronsky and Nasr each serve as an officer and director of IVMC and share voting and dispositive power over the shares held by IVMC, and may be deemed to own beneficially the shares held by IVMC.
(3)	This percentage set forth on the cover sheets is calculated based on 40,090,327 shares of the Issuer’s Common Stock outstanding as of October 26, 2015, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 30, 2015.

Item 5(c).	Not applicable.

Item 5(d).	Not applicable.

Item 5(e).	As of March 9, 2015, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2016

INTERWEST PARTNERS X, L.P.

By:	InterWest Management Partners X, LLC
Its:	General Partner

By:	/s/ Gilbert H. Kliman
GILBERT H. KLIMAN
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Gilbert H. Kliman
GILBERT H. KLIMAN
Managing Director

INTERWEST VENTURE MANAGEMENT COMPANY

By:	/s/ Gilbert H. Kliman
Title: Secretary

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Stephen Holmes III

/s/ Gilbert H. Kliman
Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Keval Desai

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

InterWest Entities:

InterWest Partners X, L.P.

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Place of Organization: California, United States of America

InterWest Management Partners X, LLC

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Place of Organization: California, United States of America

InterWest Venture Management Company

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Place of Organization: California, United States of America

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Venture Members:

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

Keval Desai

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP X, which serves as the general partner of InterWest X

Citizenship: United States of America

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D/A